UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden Hours per form 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-32735

CUSIP NUMBER 18145M109

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

     For Period Ended: June 28, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

 For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

CLARK HOLDINGS INC.
Full Name of Registrant

N/A
Former Name if Applicable

121 New York Avenue
Address of Principal Executive Office (Street and Number)

Trenton, New Jersey 08638
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, NBSAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Because of the continuing refinement of the accounting and financial reporting relating to (i) the consummation of the Company’s business combination with The Clark Group, Inc. (“Clark”) during the first quarter of 2008, including the purchase price allocation to Clark’s assets, and (ii) certain quarterly expense accruals, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 could not be completed in time without unreasonable effort and expense to the Company.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen Spritzer	(609)	396-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
			☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year: The Company expects to record net income of approximately $354,000 for the quarter ended June 28, 2008, compared to net income of approximately $509,000 for the quarter ended June 31, 2007.

CLARK HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 7, 2008	By:	/s/ Stephen M. Spritzer
Stephen M. Spritzer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).